New York -- May 1, 1997 -- WHX Corporation  (NYSE: WHX) announced today that Dynamics Corp. of America (NYSE: DYA) has conceded as currently "immaterial" the issue of whether WHX formed an illegal and undisclosed 13D "group" with Warren Lichtenstein and Steel Partners. A trial on this issue was originally scheduled for May 5, 1997. In a conference call today with Judge Goettel, attorneys for Dynamics Corp. of America requested an indefinite adjournment based on the rationale that the issue was not material to WHX's amended tender offer, announced yesterday, for any and all shares of Dynamics Corp. of America at $45 per share. The court granted this request.